06006754

AB 3/28/06

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51145

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Emcor Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue Suite 616
(No. and Street)

New York (City) NY (State) 10169 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth & Shron LLP
(Name – *if individual, state last, first, middle name*)

88 Froehlich Farm Blvd. (Address) Woodbury (City) NY (State) 11797 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paolo Cugnasca, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Encor Securities Inc., as of February 28th, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANDREANA K. ALBOTT
Notary Public, State of New York
No. 01AL6126370
Qualified in Bronx County
Term Expires May 2, 2009

Signature

MANAGING DIRECTOR + PRESIDENT

Title

Andreana K. Albott

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Marks Paneth
& Shron LLP

*Certified Public Accountants
and Consultants*

Independent Auditors' Report

To the Stockholders of
Emcor Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Emcor Securities, Inc., (the Company) as of December 31, 2005, and the related statements of operations, cash flows, changes in subordinated liabilities, and changes in stockholders' equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act (CEAct). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures include a review of the Company's procedures for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Emcor Securities, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 14 to 17 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934 and the regulations under CEAct. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied on our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Marks Paneth & Shron LLP

February 14, 2006

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800
Facsimile 212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900
Facsimile 516 992 5800

Website www.markspaneth.com

Associated worldwide with Jeffreys Henry International

EMCOR SECURITIES, INC.

Statement of Financial Condition

December 31, 2005

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 910,218
Accounts receivable and accrued income of $123,290	202,521
Other current assets	94,797
Total Current Assets	1,207,536
Fixed Assets	78,196
OTHER ASSETS	
Investment in marketable securities	140,720
Investment in foreign and domestic corporation	45,745
Security deposit	69,629
Total Other Assets	256,094
TOTAL ASSETS	$ 1,541,826

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Current Liabilities	
Accounts payable and accrued expenses	$ 244,147
Total Current Liabilities	244,147
Long -Term Liabilities	
Subordinated debt	500,000
Total Long-Term Liabilities	500,000
Stockholder's Equity:	
Common stock, $.50 par value, authorized 50,000 shares issued and outstanding 8,800 shares	4,400
Additional paid-in capital	225,641
Retained earnings	567,638
Total Stockholder's Equity	797,679
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,541,826

See Notes to Financial Statements.

EMCOR SECURITIES, INC.

Statement of Operations

For the Year Ended December 31, 2005

INCOME		
Management and advisory fees		$ 1,043,796
Gain on marketable securities		94,088
Gain on sale of investment in foreign corporation		1,099,426
Other income		29,652
Interest and dividends		28,583
Total Income		2,295,545
EXPENSES		
Professional fees		214,207
Administrative expense		1,230,985
Pension expense		233,006
Depreciation		29,288
Bad debt expense		6,556
Interest		82,500
Total Expenses		1,796,542
Income before income taxes		499,003
Provision for income taxes		
Current	4,000	
Deferred	252,710	256,710
Net Income		$ 242,293

See Notes to Financial Statements.

EMCOR SECURITIES, INC.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2005

	Shares of Common Stock	Par Value	Paid-In Capital	Retained Earnings	Total
Balance January 1, 2005	8,800	$ 4,400	$ 225,641	$ 325,345	$ 555,386
Net Income	-	-	-	242,293	242,293
Balance – December 31, 2005	8,800	$ 4,400	$ 225,641	$ 567,638	$ 797,679

See Notes to Financial Statements.

EMCOR SECURITIES, INC.

Statement of Cash Flows

For the Year Ended December 31, 2005

OPERATING ACTIVITIES	
Net Income	$ 242,293
Adjustments to reconcile net income to net cash (used) in operating activities:	
Depreciation	29,288
Provision for doubtful accounts	6,556
Deferred tax	252,710
Gain on sale of investment in foreign corporation	(1,099,426)
Gain on marketable securities	(94,088)
Increase (decrease) in cash flows due to changes in operating assets and liabilities:	
Accounts receivable	(47,375)
Other current assets	(29,670)
Security deposits	43,843
Accounts payable and other accrued liabilities	(78,265)
Net Cash (Used) in Operating Activities	(774,134)
INVESTING ACTIVITIES	
Fixed asset additions	(44,263)
Proceeds from sale of marketable securities	718,494
Proceeds from sale of investment in foreign corporation	1,328,841
Investment in other foreign and domestic corporation	(35,745)
Net Cash Provided by Investing Activities	1,967,327
FINANCING ACTIVITIES	
Repayment of existing debt	(1,000,000)
Proceeds from new debt	500,000
Net Cash (Used) in Investing Activities	(500,000)
Increase in cash and cash equivalents	693,193
Cash and cash equivalents at beginning of year	217,025
Cash and cash equivalents at end of year	$ 910,218
Supplemental disclosures of cash flow information	
Income taxes paid	$ 71,500
Interest paid	$ 82,500

See Notes to Financial Statements.

EMCOR SECURITIES, INC.

Notes to Financial Statements

NOTE 1 ORGANIZATION

Emcor Securities Inc. (the Company) is registered with the Securities and Exchange Commission as a broker/dealer and is a member of the National Association of Securities Dealers (NASD). The Company provides advisory services on risk management of foreign currency exposures, third-party fund management services, manager due diligence and asset allocation strategies.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company recognizes revenue on its management and advisory contracts on a pro rata basis over the term of the contract.

Significant Customers

Substantially all of the Company's management and advisory fees are earned from companies engaged in investing and financing activities. Three customers represented 65% of revenue for 2005 and 69% of accounts receivable as of December, 31, 2005.

Estimates

The preparation of financial statements in accordance with generally accepted accounting principles require management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all money market accounts and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company uses the liability method to account for income taxes, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. To the extent that current available evidence about the future raises doubt about the realization of deferred tax assets, a valuation allowance must be established. Deferred tax assets and liabilities are measured using enacted tax rates that are expected to be applicable to taxable income in the years in which those temporary differences are expected to be recovered or settled.

EMCOR SECURITIES, INC.

Notes to Financial Statements

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash accounts in financial institutions. At times, cash and cash equivalent balances may exceed federally insured amounts. The Company believes it mitigates any risks by depositing cash and investing in cash equivalents with major financial institutions. At December 31, 2005, substantially all of the Company's cash was on deposit at one major bank, of which $100,000 was federally insured.

Investments

The Company has investments in foreign and domestic corporations, which are reflected at cost.

The remaining investments have been classified by management as trading securities and are stated at market value. Trading securities are securities purchased and held principally for the purpose of selling them in the near term. Unrealized gains and losses are included in earnings and are computed using the specific identification method.

Marketable securities as of December 31, 2005 are as follows:

Equities (Corporate Stocks)	$ 69,550
Marketable Securities, at cost	69,550
Net unrealized gain	71,170
Marketable securities, at market	$ 140,720
Realized net gain	$ 29,205

Depreciation

Fixed assets are being depreciated on a straight-line basis over their estimate useful lives. Leasehold improvements are being depreciated over the life of the lease.

NOTE 3 INCOME TAXES

The Company had at December 31, 2004, a net deferred tax asset of $291,400 relating to its pension plan and net operating loss (NOL) offset by unrealized gains. The net operating loss totaled approximately $640,000. The Company filed an amended 2003 income tax return and utilized approximately $142,000 of NOL's resulting in an income tax refund, received in 2005, of approximately $39,000. In addition, the Company anticipates utilizing the remaining NOL with the filing of the 2005 income tax returns. As such, the remaining deferred tax asset has been fully recognized during 2005. A deferred tax asset of approximately $38,000 relating to pension accruals substantially offsets a deferred tax liability related to unrealized gains.

EMCOR SECURITIES, INC.

Notes to Financial Statements

NOTE 3 INCOME TAXES (continued)

The Company also records a provision for its current income taxes as the Company is subject to Federal, New York State and city income taxes. The income tax expense exceeds the amount that would result from application of the federal corporate tax rate to income before income taxes. This results from New York State and City income taxes, certain expenses not deductible for income tax purposes and estimate changes.

NOTE 4 SUBORDINATED DEBT

The Stockholders loaned the Company $1,000,000 which bears interest at 9% per annum and matures April 30, 2007. Such loan was prepaid in 2005. On December 30, 2005, the Stockholders loaned the Company $500,000 which bears interest at 9% per annum and matures on December 31, 2010. The entire principal and interest is to be paid in full at maturity.

The payment of principal and interest are subordinate to all claims of all other present and future creditors of the Company.

NOTE 5 FIXED ASSETS

Fixed assets consist of the following as of December 31, 2005:

Furniture and fixtures	$ 54,890
Computer equipment	94,907
Leasehold improvements	18,487
	168,284
Less: accumulated depreciation	(90,088)
	$ 78,196

NOTE 6 NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. This rule is designed to measure the general financial integrity and liquidity of a broker-dealer and the minimum net capital deemed necessary to meet the broker-dealer's continuing commitments. At December 31, 2005, the Company had net capital of $756,938, which was $726,938 in excess of its required net capital of $30,000. The Company's aggregate indebtedness to net capital ratio was .336 to 1.0.

NOTE 7 COMMITMENTS

On December 27, 2000, the Company entered into a seven-year lease agreement for approximately 2,400 square feet in a Manhattan office building. Rent under the terms of the lease was $178,636 for 2005 plus the Company's proportionate share of real estate taxes and operating expenses as defined in the lease. In addition, the lease requires a security deposit of $112,653, which was paid in January 2001, of which approximately $43,000 was refunded in 2005.

EMCOR SECURITIES, INC.

Notes to Financial Statements

NOTE 7 COMMITMENTS (continued)

The minimum future rent payments under the terms of this lease until the expiration as follows:

2006	$ 178,636
2007	$ 178,636

The Company is a party to an agreement under which, at the retirement of certain executives who are entitled to benefits under the Company's defined benefit pension plan ("the Plan"), the Company is obligated to redeem certain common stock owned by the Plan at book value. Because of the January 1, 2006 retirement of one executive, the Company is required to purchase 1,851 shares as treasury stock for approximately $170,000 on March 1, 2006. There are an additional 5,656 shares outstanding that the Company will be required to redeem in future years at the then book value.

NOTE 8 DEFINED BENEFIT PLAN

The Company has a defined benefit pension plan covering substantially all of its employees. The benefits are based on years of service (up to a maximum of ten years) and an employee's compensation during the three (3) highest consecutive years. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax purposes.

The primary objective for the investments of the Plan is to provide for long-term growth of capital without undue exposure to risk. This is accomplished by investing the Plan's assets in a diversified portfolio consisting of an array of asset classes within the target asset allocation ranges outlined in the table below:

Asset Category	Target Allocation Ranges	2005 Actual Allocation
Domestic Equity Securities	40 – 80 %	68.6 %
Foreign Equity Securities	10 – 30 %	18.4 %
Debt Securities	10 – 40 %	2.1 %
Real Estate	0 – 15 %	0.0 %
Hedge Funds	0 – 15 %	0.0 %
Cash	0 – 20 %	0.9 %

The Plan owns 7507 shares (approximately 85%) of the Company's outstanding stock.

The goal of the investment manager is to meet or exceed the actuarial return assumptions of 6 % p.a. over time while managing the portfolio's liquidity to match the expected pay-out schedule for retiring employees. No attempt is being made at "market-timing" or to sell securities short as a hedge. Call options can be sold as long as there is a long position of the same stock in the portfolio ("covered calls"). The investment manager will attempt to mitigate portfolio volatility by broadly diversifying the investments among various sectors of an asset category.

EMCOR SECURITIES, INC.

Notes to Financial Statements

NOTE 8 DEFINED BENEFIT PLAN (continued)

The investment manager will provide the trustee with a monthly activity and performance report. This policy is subject to be reviewed annually by the trustee and the directors of the Company.

Management has indicated that the Company will review its current policy and propose changes to asset allocation by the second quarter of 2006.

The following tables provide further information about the plan as of December 31, 2005:

	2005
Fair value of plan assets	$1,042,713
Benefit obligation	(978,598)
Funded status: over funded	$ 64,115
Prepaid (accrued) benefit cost recognized in the balance sheet	$ (103,254)
Weighted-average assumptions:	
Discount rate	5.75%
Expected return on plan assets	6%
Rate of compensation increase	5%

For the year ended December 31, 2005:

Benefit cost	$ 233,006
Employer contributions	$ 162,110
Benefits paid	$ -

The expected future benefits payments for each of the next five fiscal years and in the aggregate for the five years thereafter, are as follows:

Year	Expected Benefit Payments
2006	$ 49,712
2007	$ 49,712
2008	$ 49,712
2009	$ 49,712
2010	$ 152,654
Years 6-10	$ 763,270

The Company currently is unable to estimate the expected contributions to be paid to the plan during the next fiscal year.

EMCOR SECURITIES, INC.

Notes to Financial Statements

NOTE 9 SIGNIFICANT EVENTS

The Company's relationship with one of its major customers, PWM SGR, became strained during 2004, resulting in an early termination of the contract by the customer. After the institution of an arbitration proceeding in Italy and in order to avoid a lengthy and costly arbitration proceeding, which would not have been in the best interests of the Company, the parties reached an agreement in 2005. The parties agreed to renounce all existing claims against each other. It was further agreed that the Company would be paid an amount of €1,300,000 (approximately $1,500,000) to sell back its investment of 99,900 shares in PWM SGR. Legal fees incurred as a result of this settlement were offset against this amount.

It should be noted that the Company has sued the sub-advisor in State Court in New York, on December 22, 2004. A complaint was commenced in view of the damage caused by the sub-advisors inappropriate and malicious action relating to the above matter. The nature of the action is for tortious interference to intentionally cause a foreign company to breach its agreement with Emcor. The complaint is only in the early stages of interrogations. Company management believes that under the best circumstances the complaint will not be adjudicated until mid 2006. The Company's legal counsel cannot determine the outcome of such claim at this time. Advisory fees totaling approximately $135,000, payable to the sub-advisor were written off by the Company in 2005.

Management has decided that the claim against the sub-advisor be distributed to the current shareholders as one right for every share of common stock held. The rights are issued with no nominal value and are instruments separate and distinct from the original common stock. Any settlement accruing to the rights will be reduced by legal fees and expenses as well as the time billable by the principals of Emcor Securities, Inc. in pursuing the litigation.

EMCOR SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2005

Total Stockholders' Equity and Allowable Subordinated Liabilities Qualified for Net Capital	$ 1,297,679
Deductions and/or charges:	
Non-allowable assets:	
Receivables from non-customers	202,521
Other current assets	96,797
Investments in foreign and non-traded securities	45,745
Fixed assets	78,196
Security deposits	69,629
Haircuts on securities and money market accounts	47,853
	540,741
Net Capital	$ 756,938
Aggregate Indebtedness	
Items included in statement of financial condition	
Accounts payable and accrued expenses	244,147
Total Aggregate Indebtedness	$ 244,147
Computation of Basic Net Capital Requirement	
Minimum net capital required	$ 30,000
Excess net capital	$ 726,938
Ratio: Aggregate indebtedness to net capital	.336 to 1.00
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2005).	
Net capital, as reported in Company's Part II (unaudited) Focus report	$ 887,714
Audit adjustments to record federal, state and city taxes	256,710
Adjustments to receivables from non-customers	6,556
Adjustment to fixed assets	28,929
Adjustment to net income	(416,328)
Decrease in non-allowable assets and haircuts	(6,643)
Net capital per above	$ 756,938

EMCOR SECURITIES, INC.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2005

The Company has claimed exemption from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under Section (k) (2)i.

EMCOR SECURITIES, INC.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2005

The Company has claimed exemption from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under Section (k)(2)i.

EMCOR SECURITIES, INC.

Statement of Changes in Subordinated Liabilities

December 31, 2005

Balance - January 1, 2005	$ 1,000,000
Increases	500,000
Decreases	(1,000,000)
Balance - December 31, 2005	$ 500,000

Marks Paneth
& Shron LLP

*Certified Public Accountants
and Consultants*

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 and CFTC Rule 1.16

To the Stockholders of
Emcor Securities, Inc.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Emcor Securities, Inc. for the year ended December 31, 2005, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3 (a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the following objectives stated in Regulation 1.16, in making (1) the periodic computations of minimum financial requirements pursuant to Regulation 1.17, (2) the daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations, and (3) the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 (d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800
Facsimile 212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900
Facsimile 516 992 5800

Website www.markspaneth.com

Associated worldwide with
Jeffreys Henry International

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters of internal control that might be material weaknesses under standards established by The American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatement caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of The Board of Directors, management, the Securities and Exchange Commission, the Commodities Futures Trading Commissions, the National Association of Securities Dealers, Inc., the National Futures Association and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and registered futures commission merchants and should not be used by anyone other than these specified parties.

Marks Paneth & Shron LLP

February 14, 2006